

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax (703) 707-6901

September 22, 2010

Charles K. Narang
Chief Executive Officer
NCI, Inc.
11730 Plaza America Drive
Reston, VA 20190-4764

     Re: NCI, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed on March 5, 2010
            File No. 000-51579

Dear Mr. Narang:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Kathleen Collins
                      Accounting Branch Chief